March 27, 2012

Central Hudson Gas & Electric Corporation

Medium-Term Notes, Series G

$48,000,000 4.776% due April 1, 2042

Term Sheet

Issuer:	Central Hudson Gas & Electric Corporation
Market Type:	Senior Unsecured MTN
Ratings:	S&P A (outlook negative)1, Moody’s A3, Fitch A
Notes:	4.776% due April 1, 2042
Principal Amount:	$48,000,000
Trade Date:	March 27, 2012
Settlement Date:	March 30, 2012
Final Maturity:	April 1, 2042
Interest Payment Dates:	April 1 and October 1, and at maturity
1st Coupon Payment Date:	October 1, 2012
Coupon:	4.776%
US Treasury Benchmark:	UST 3.125% due November 15, 2041
US Treasury Yield:	3.301%
Business day convention:	30/360

1	On February 22, 2012, Standard & Poor’s Ratings Services placed its ratings on the Issuer on CreditWatch with negative implications following Fortis Inc.’s announcement that it plans to acquire CH Energy Group Inc., the ultimate parent company of the Issuer, and indicated that when the acquisition is complete there is a one-in-two chance that the Issuer’s credit rating will be lowered by S&P to match Fortis Inc.’s credit rating (A-/Watch Neg/--).

Re-offer Price:	100%
Redemption:	Not redeemable prior to maturity
Denomination:	$1,000 x $1,000
Agents:	J.P. Morgan Securities LLC $16,000,000 KeyBanc Capital Markets Inc. $16,000,000 Merrill Lynch, Pierce, Fenner & Smith Incorporated $16,000,000
CUSIP:	15361GBB0
Use of Proceeds:
The net proceeds of the sale of the Notes will be used by the Issuer to (1) repay at maturity its 6.64% Series D Medium Term Notes due March 28, 2012, of which $36 million is currently outstanding and (2) redeem its (a) Cumulative Preferred Stock, Series D, with an aggregate redemption price of approximately $6 million, and (b) 4.96% Cumulative Preferred Stock, Series E, with an aggregate redemption price of approximately $6 million.

Additional Terms:
The Issuer may, without notice to or consent of the holders of the Notes, "reopen" this tranche of Notes at any time by creating and issuing additional Notes ranking equally with the Notes offered hereby and otherwise identical in all respects to the Notes offered hereby (except for the issue price, the date from which interest first accrues and the first interest payment date). Such additional Notes will form a single tranche with the Notes offered hereby provided such additional Notes are fungible with the Notes offered hereby for U.S. federal income tax purposes.

The security ratings above are not a recommendation to buy, sell or hold the securities hereby. The ratings may be subject to revision or withdrawal at any time by Moody's Investors Service, Standard & Poor's Ratings Services and Fitch Ratings. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, KeyBanc Capital Markets Inc. at 1-866-227-6479 and Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.